Exhibit 12
Ally Financial Inc.

Ratio of Earnings to Fixed Charges

	Nine months ended September 30,	Year ended December,
($ in millions)	2014 (a)	2013 (a)	2012 (a)	2011 (a)	2010 (a)	2009 (a)
Earnings
Consolidated net income (loss) from continuing operations	$774	$416	$1,370	$(219)	$(334)	$(3,370)
Income tax expense (benefit) from continuing operations	285	(59)	(856)	42	97	12
Equity-method investee (earnings) losses	(13)	(15)	(6)	(7)	(8)	6
Minority interest expense	—	—	1	1	1	1
Consolidated income (loss) from continuing operations before income taxes, minority interest, and income or loss from equity investees	1,046	342	509	(183)	(244)	(3,351)
Fixed charges	2,145	3,344	4,031	4,668	4,880	4,786
Earnings available for fixed charges	$3,191	$3,686	$4,540	$4,485	$4,636	$1,435
Fixed charges
Interest, discount, and issuance expense on debt	$2,134	$3,330	$4,014	$4,652	$4,862	$4,768
Portion of rentals representative of the interest factor	11	15	17	16	18	18
Total fixed charges	2,145	3,345	4,031	4,668	4,880	4,786
Preferred dividend requirements (b)	274	1,049	801	763	1,860	1,224
Total fixed charges and preferred dividend requirements	$2,419	$4,394	$4,832	$5,431	$6,740	$6,010
Ratio of earnings to fixed charges (c)	1.49	1.10	1.13	0.96	0.95	0.30
Ratio of earnings to fixed charges and preferred dividend requirements (d)	1.32	0.84	0.94	0.83	0.69	0.24

(a)
During 2014, 2013, 2012, 2011, 2010, and 2009, we committed to dispose of certain operations of our Automotive Finance operations, Insurance operations, Mortgage operations, and Commercial Finance Group. We report these businesses separately as discontinued operations in the Condensed Consolidated Financial Statements. Refer to Note 2 to the Condensed Consolidated Financial Statements for further discussion of our discontinued operations. All reported periods of the calculation of the ratio of earnings to fixed charges exclude discontinued operations.

(b)
Amount for 2013 includes a $240 million reduction to retained earnings (accumulated deficit) related to a repurchase of mandatorily convertible preferred stock held by U.S. Department of Treasury and elimination of share adjustment right on November 20, 2013. Amount for 2010 includes a $616 million reduction to retained earnings (accumulated deficit) related to a conversion of preferred stock and related amendment that occurred on December 30, 2010.

(c)
The ratio indicates a less than one-to-one coverage for the years ended December 31, 2011, 2010 and 2009. Earnings available for fixed charges for the years ended December 31, 2011, 2010, and 2009 were inadequate to cover fixed charges. The deficient amounts for the ratio were $183 million, $244 million, and $3,351 million for the years ended December 31, 2011, 2010, and 2009, respectively.

(d)
The ratio indicates a less than one-to-one coverage for the years ended December 31, 2013, 2012, 2011, 2010, and 2009. Earnings available for fixed charges and preferred dividend requirements for the years ended December 31, 2013, 2012, 2011, 2010, and 2009 were inadequate to cover total fixed charges and preferred dividend requirements. The deficient amounts for the ratio were $708 million, $292 million, $946 million, $2,104 million, and $4,575 million for the years ended December 31, 2013, 2012, 2011, 2010, and 2009, respectively.